Exhibit 99.1

CRH Announces Any and All Cash Tender Offer by CRH America, Inc.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

NEW YORK, May 2, 2017/PR Newswire/—CRH plc (“CRH”) announces a cash tender offer (the “Tender Offer”) by its wholly owned subsidiary, CRH America, Inc. (“CRH America”) with respect to any and all of its outstanding 8.125% Notes due 2018 (the “Notes”) issued by CRH America and guaranteed by CRH.

The terms and conditions of the Tender Offer are described in the Offer to Purchase dated May 2, 2017 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) to be distributed to holders of the Notes. The following table sets forth certain terms of the Tender Offer:

Title of Security	CUSIP/ISIN	Outstanding Principal Amount	Reference US Treasury Security	Fixed Spread (basis points)	Bloomberg Reference Page
8.125% Notes due 2018	12626PAJ2/US12626PAJ21	US$650,000,000	0.875% US Treasury due July 15, 2018	50	FIT4

The Tender Offer is not conditioned upon any minimum amount of Notes being tendered and may be amended, extended or terminated at any time.

The Tender Offer will expire at 11:59 p.m., New York City time, on May 8, 2017, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Notes must validly tender and not validly withdraw their Notes before 11:59 p.m., New York City time, on May 8, 2017, to receive the Total Consideration. Notes validly tendered may be withdrawn at any time prior to the Expiration Time, but not thereafter.

Payment of the Total Consideration to Holders of Notes that are accepted for purchase will be made on May 11, 2017 (the “Settlement Date”) or as soon as practicable thereafter, unless the Tender Offer is extended, re-opened or earlier terminated. Holders who validly tender and do not validly withdraw their Notes and whose Notes are accepted for purchase in the Tender Offer will also be paid on the Settlement Date accrued and unpaid interest from the last interest payment date up to, but excluding, the Settlement Date.

The “Total Consideration” per each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Tender Offer will be determined in the manner described in the Offer to Purchase by reference to a fixed spread over the yield based on the bid side price of the US Treasury Security specified on the front cover of the Offer to Purchase, as calculated by the Dealer Managers (as defined below) at 2:00 p.m., New York City time, on May 8, 2017 (subject to certain exceptions set forth in the Offer to Purchase).

The Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase.

CRH America has retained Citigroup, HSBC, NatWest Markets and Wells Fargo Securities to serve as dealer managers (the “Dealer Managers”) for the Tender Offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent (the “Tender Agent”).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

Copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery for the Tender Offer are available at the following web address:

http://www.dfking.com/crh

For additional information regarding the terms of the Tender Offer, please contact: Citigroup at (800) 558-3745 (toll free) or (212) 723-6106 (collect); HSBC at (888) HSBC-4LM (Toll Free), (212) 525-5552 (collect) or +44 (0) 20 7992 6237 (Europe); NatWest Markets at (203) 897-2963 (collect); or Wells Fargo Securities at (704) 410-4760 (collect) or (866)309-6316 (toll free). Requests for documents may be directed to D.F. King & Co., Inc. at (866) 796-6869 (toll free), or (212) 269-5550 (collect for banks and brokers) or via email at crh@dfking.com.

CRH America’s obligation to accept any Notes tendered and to pay the Total Consideration are set forth solely in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

CRH America may amend, extend or terminate the Tender Offer at any time in its sole discretion. If CRH America takes any of these actions, a public announcement will be made thereof.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes, nor is it a solicitation for acceptance of the Tender Offer. CRH America is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CRH, its management, CRH America, Citigroup, HSBC, NatWest Markets, Wells Fargo Securities or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender, or refrain from tendering, Notes in response to the Tender Offer.

DISCLOSURE NOTICE: Some statements in this news release may constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases. Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

Citigroup Dealer Manager Tel.: +44 20 7986 8969 (Europe) Tel: +1 (800) 558-3745 (US toll-free) Tel: +1 (212) 723-6106 (US collect)	HSBC Dealer Manager Tel: (888) HSBC-4LM (toll free) Tel: (212) 525-5552 (collect) Tel: +44 (0) 20 7992 6237 (Europe)	NatWest Markets Dealer Manager Tel: (203) 897-2963 (collect)	Wells Fargo Securities Dealer Manager Tel: (704) 410-4760 (collect) Tel: (866)309-6316 (toll free)

CRH plc Investor Relations Frank Heisterkamp Head of Investor Relations fheisterkamp@crh.com +353 1 404 1180

OFFER RESTRICTIONS

United Kingdom

This communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Group or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

Belgium

Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither this announcement nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offer is not being made, directly or indirectly, to the public in France. Neither this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Tender Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offer. This announcement has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Tender Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

Canada

Neither this announcement, the Offer to Purchase nor any other materials relating to the Tender Offer constitute, nor may be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.

General

The Tender Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Tender Offer to be made by a licensed broker or dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Tender Offer shall be deemed to be made on behalf of CRH America, Inc. by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Offer to Purchase comes are required by each of CRH America, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.